Exhibit 4.1

DESCRIPTION OF SECURITIES OF NAKAMOTO INC.

General

The following description of the securities of Nakamoto Inc. (the “Company,” “we,” or “our”) and provisions of our Certificate of Incorporation, dated as of December 17, 2025, as amended by that certain Certificate of Amendment, dated as of January 16, 2026 (together, the “Amended Charter”), and our amended and restated bylaws (the “Bylaws”), are summaries and are qualified by reference to such Amended Charter and Bylaws. By becoming a stockholder in our Company, you will be deemed to have notice of and consented to these provisions of our Amended Charter and Bylaws.

Authorized and Outstanding Stock

Our Amended Charter authorizes us to issue up to 10,000,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”) and up to 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The authorized but unissued shares of our Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

As of December 31, 2025, we had 439,950,632 shares of Common Stock issued and 437,946,327 shares of Common Stock outstanding. As of December 31, 2025, we had no shares of Preferred Stock issued or outstanding.

Voting Rights

Each stockholder shall be entitled to one vote, in person or by proxy, for each share of capital stock held by such stockholder. Unless otherwise required by law, the Amended Charter, or the Bylaws, any matter other than the election of directors properly brought before any meeting of stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Directors are elected by a plurality of the votes cast at a meeting of stockholders at which a quorum is present. Notwithstanding the foregoing, except as otherwise required by applicable law, holders of Common Stock shall not be entitled to vote on any amendment to the Amended Charter (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together as a class with the holders of one or more other affected series of Preferred Stock, to vote thereon pursuant to applicable law or the Amended Charter.

Liquidation or Dissolution

In the event of our liquidation or dissolution, the holders of Common Stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights, except as otherwise described under “Preemptive Rights” and “Redemption” below. The rights, preferences, and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Dividends

Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of Common Stock shall have equal rights per share with respect to the payment of dividends and other distributions in cash, stock, or property of the Company, when, as, and if declared by the board of directors (“Board”) out of assets or funds of the Company legally available therefor. We do not currently anticipate paying cash dividends to holders of Common Stock in the foreseeable future.

Preemptive Rights

The holders of our Common Stock do not have preemptive rights to purchase or subscribe for any of our capital stock or other Common Stock.

Redemption

The terms and conditions, if any, of any purchase, retirement, or sinking fund which may be provided for the shares of such class or series is subject to the authorization of the Board.

Preferred Stock

Our Board is empowered, without stockholder approval, to issue shares of Preferred Stock with dividend, liquidation, redemption, voting, or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the Preferred Stock could be utilized as a method of discouraging, delaying, or preventing a change in control of us. Although no shares of Preferred Stock are currently issued and outstanding, and we do not currently intend to issue any shares of Preferred Stock, we cannot assure you that we will not do so in the future. Pursuant to the Amended Charter, and notwithstanding the provisions of Section 242(b)(2) of the Delaware General Corporation Law (“DGCL”), but subject to the terms of any certificate of designation filed with respect to any series of Preferred Stock, the holders of Preferred Stock and Common Stock shall vote together, and not as separate classes, on any amendment to the Amended Charter to increase or decrease the number of authorized shares of Preferred Stock or Common Stock.

Transfer Agent and Registrar

Our transfer agent and registrar for our Common Stock is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, (212) 828-8436. Our transfer agent also serves as the warrant agent (the “Warrant Agent”).

Equity Incentive Plans

On October 10, 2022, the Company’s stockholders and Board approved the 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan initially authorized 150,000 shares of Common Stock for issuance (which has subsequently been increased to 1,217,866 shares), with an automatic annual increase on April 1st of each calendar year (from 2022 through 2031) equal to the lesser of (i) 4% of the total shares of Common Stock outstanding on the last day of the immediately preceding fiscal year, or (ii) a smaller number of shares as determined by the administrator.

On May 18, 2025, the Board approved the Company’s 2025 Equity Incentive Plan (the “2025 Plan”), effective upon the closing of the merger by and among Nakamoto Holdings Inc., Kindly Holdco Corp., and Kindly MD, Inc. The 2025 Plan initially authorized approximately 10% of the shares of Company Common Stock as of August 14, 2025 on an as-converted basis for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance stock unit awards, and other stock-based awards. The 2022 Plan and the 2025 Plan provide for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock awards, and performance shares to employees, officers, directors, and consultants of the Company and its affiliates.

Warrants

We currently have the following classes of warrants outstanding: tradeable warrants, non-tradeable warrants, and pre-funded warrants (together, the “Warrants”). As of December 31, 2025, the Company had 72,293,476 Warrants outstanding in the aggregate. The tradeable warrants and the non-tradeable warrants have identical terms except that (i) the tradeable warrants may be exercised to purchase one share of Common Stock and non-tradeable warrants may be exercised to purchase one-half of one share of Common Stock, (ii) the tradeable warrants are quoted on the OTC Pink Market under the symbol “NAKAW”, while the non-tradeable warrants are not, (iii) the exercise price for the tradeable warrants is currently $6.33 per share of Common Stock, while the exercise price for the non-tradeable warrants is currently $6.33 per one-half of one share of Common Stock.

As of December 31, 2025, there were 384,936 public tradeable warrants and 203,565 public non-tradeable warrants outstanding, each with an exercise price of $6.33 and an expiration date of June 3, 2029. In addition, as of December 31, 2025, the Company has issued 71,704,975 pre-funded warrants to purchase shares of Common Stock remaining unexercised, each with an exercise price of $0.001 per share and no fixed expiration date.

Duration. The tradeable warrants and non-tradeable warrants are immediately exercisable and will expire on June 3, 2029. The pre-funded warrants have no fixed expiration date. The exercise price and number of shares of Common Stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price.

Exercisability. The Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Warrant to the extent that the holder would own more than 4.99% of the outstanding Common Stock immediately after exercise (the “Beneficial Ownership Limitation”), except that upon at least 61 days’ prior notice from the holder to us the holder may increase the Beneficial Ownership Limitation, with respect to (i) a tradeable or non-tradeable warrant, up to 9.99% or (ii) a pre-funded warrant, up to 19.99%, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such Beneficial Ownership Limitation is determined in accordance with the terms of the applicable Warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will round up to the next whole share.

Cashless Exercise. If, at the time a holder exercises its Warrants, a registration statement registering the issuance of the shares of common stock underlying the Warrants under the Securities Act of 1933, as amended (“Securities Act”) is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may only exercise its Warrant by electing instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Warrants.

Transferability. Subject to applicable laws, a Warrant in book entry form may be transferred at the option of the holder through the facilities of The Depository Trust Company and Warrants in physical form may be transferred upon surrender of the Warrant to the Warrant Agent together with the appropriate instruments of transfer.

Right as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Warrants.

Listing

Our Common Stock is currently listed on the Nasdaq Global Market under the ticker symbol “NAKA.” Our tradeable warrants to purchase shares of Common Stock are quoted on the OTC Pink Market under the symbol “NAKAW.”

Certain Provisions Potentially Having an Anti-Takeover Effect

Several provisions of our Amended Charter and Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us.

Our Amended Charter and Bylaws include provisions that:

●	authorize “blank check” preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our Common Stock;
●	establish a classified board of directors whose members serve staggered three-year terms;

●	specify that special meetings of our stockholders can be called only by our Board or the Secretary of the Company upon receipt of written demand of stockholders holding at least 25% of the voting power continuously for at least one year prior to the request (and further provide that even a validly-requested special meeting need not be held if, among other circumstances: the Board calls its own meeting within 90 days covering the same business; a substantially similar matter was presented at any stockholder meeting within the prior 120 days; the requested meeting would fall within 120 days before the anniversary of the prior annual meeting; or it would be the third special meeting within any 12-month period);
●	prohibit stockholder action by written consent except for approval of an amendment to the Amended Charter to subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (with or without a proportionate increase or decrease to the authorized shares of Common Stock), which exception requires the approval of all directors then in office;
●	establish an advance notice procedure for stockholder matters to be brought before an annual or special meeting of our stockholders, including proposed nominations of persons for election to our Board;
●	provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum;
●	provide that our directors may be removed only for cause (as required by Delaware law for corporations with a classified board); and
●	expressly authorize our Board to make, alter, amend, or repeal our Bylaws (provided that stockholders also retain the power to adopt, amend, or repeal the Bylaws).

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Our Amended Charter provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the U.S. District Court for the District of Delaware) shall be the exclusive forum for substantially all disputes between us and our stockholders, including derivative actions, claims for breach of fiduciary duty, claims arising under the DGCL or the Amended Charter or Bylaws, and claims governed by the internal affairs doctrine. For claims arising under the Securities Act, the federal district courts of the United States shall be the exclusive forum. In addition, pursuant to Article IX of our Amended Charter, the Company has elected to opt out of Section 203 of the DGCL, which would otherwise restrict certain business combinations with interested stockholders (generally, stockholders owning 15% or more of the Company’s voting stock). The Company is therefore not subject to the restrictions on business combinations with interested stockholders that Section 203 would otherwise impose. Pursuant to our Amended Charter, the chair of the Board (the “Chair”) is entitled, in the event of a tie vote of the Board on any matter at a meeting at which a quorum is present, to cast an additional vote to break such tie. As a result, the Chair may have the ability to influence the outcome of matters submitted to the Board for approval in circumstances where the other directors are evenly divided.

Section 203 of the DGCL

As described above under “Certain Provisions Potentially Having an Anti-Takeover Effect,” the Company has elected, pursuant to Article IX of the Amended Charter, to opt out of Section 203 of the DGCL. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (a stockholder owning 15% or more of the corporation’s outstanding voting stock) for a period of three years following the date on which the stockholder became an interested stockholder, unless certain conditions are met. Because the Company has opted out of Section 203, these restrictions do not apply to the Company or any transaction involving the Company.

Limitation of Liability and Indemnification of Directors and Officers

Under the provisions of our Amended Charter and Bylaws, as permitted by the DGCL, our directors’ and officers’ personal liability to the Company and its stockholders for monetary damages for breach of their fiduciary duties as a director or officer is limited to the fullest extent permitted by the DGCL. Each person who is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent permitted by Delaware law against all expense, liability, and loss (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Company. The Company shall also advance expenses (including attorneys’ fees) incurred in defending any such proceeding prior to its final disposition, subject to the DGCL’s requirements regarding undertakings to repay advances where required. Any indemnification (other than as ordered by a court) shall be made by the Company upon a determination that indemnification is proper because the indemnitee has met the applicable standard of conduct; provided that a person who has been successful on the merits or otherwise in defense of any proceeding shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred without the necessity of a standard-of-conduct determination.

The limitation of liability and indemnification provisions in our Amended Charter and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.